FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 12, 2013, announcing that Registrant’s Spacenet has been awarded a 5-year base contract by one of the world’s leading delivery service organizations to upgrade and provide network connectivity to more than 5,700 locations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated February 12, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat’s Spacenet Awarded Multi-Year Contract with One of World’s Leading
Delivery Service Organizations

- Managed Network Service Firm to Provide Cost-effective, High-speed Connectivity to
More than 5,700 Service Locations –

Petah Tikva, Israel – February 12, 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its wholly owned subsidiary Spacenet Inc.®, a leading provider of managed network and data security services has been awarded a 5-year base contract by one of the world’s leading delivery service organizations to upgrade and provide network connectivity to more than 5,700 locations. The contract, valued at over $20 million, includes an option to extend the 5-year base period of performance for three further periods of 3-years for a total potential contract period of 14 years.

The contract is part of a major initiative to reduce overall operating costs at the delivery service organization, while improving the user experience at each location. The contract includes serving more than 1,900 sites with broadband connectivity and more than 3,800 sites with satellite-based VSAT technology.

“For more than a decade, Spacenet has provided a variety of managed network services to this organization,” said Spacenet President and CEO, Glenn Katz. “Our knowledge and experience with satellite-based services long enabled our client to provide high-speed connectivity at locations out of reach of terrestrial networks. Now, like many organizations having geographically disparate locations, this organization is embracing the expansion of cost-effective broadband options all across the country and has selected Spacenet as one of its vendors to achieve its goals. Our broad portfolio of network offerings, industry relationships and technology-neutral approach enables Spacenet to offer optimal solutions on a site-by-site basis.”

Spacenet began its work on the contract upon signature, and expects its client to realize benefits in cost savings and improved throughput, together with an overall long-term lower total cost of network ownership. For more information on how your organization can achieve similar benefits using Spacenet’s Managed Network Services, please visit Spacenet at www.spacenet.com, email info@spacenet.com or call 1-866-480-2263.

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About Spacenet®
Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US-based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today manages communications at more than 160,000 locations for customers including many Fortune 500 companies and major government agencies.

Headquartered in McLean, Virginia, Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at http://www.spacenet.com

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks, LTD.
+1 516 478 9697